

Mail Stop 3561   April 28, 2016

J. Scott Sitra
Chief Executive Officer
Blue Water Bar & Grill, Inc.
Lake Side Drive #5
Indigo Bay, Cole Bay
St. Maarten, Dutch West Indies

> **Re: Blue Water Bar & Grill, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed April 20, 2016**
> **File No. 333-209989**

Dear Mr. Sitra:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 19, 2016 letter.

Description of our Business and Properties, page 28

Property and Equipment, page 37

1. We note your response to our prior comment 2. Please disclose in this section the arrangement that you currently have with the landowner regarding the land upon which the restaurant is being constructed as provided in your response. Please file the reservation agreement as an exhibit. If the reservation agreement is still in effect at the time of effectiveness of this registration statement, please disclose the material terms of

the reservation agreement in this section, the date of the last extension, the length of the extension and how the extension was agreed to, verbally or via email.

2. We note the paragraph in your response to our prior comment 2 regarding Dutch Law, and that the court would deem the most recent draft version of the ground lease the final version if it ever came to a legal challenge. We also note section 1.2 of the reservation agreement, which provides that unless agreed to otherwise in writing, the parties will enter in a lease agreement before expiration of the 2-month reservation period, and that upon the expiration of such reservation period without the parties having entered into a lease agreement, neither party shall have any further rights related to the reservation agreement. As it appears that the reservation agreement only contemplates changes in writing, please tell us how your verbal agreements to extend the reservation period are considered valid. Please also tell us whether and to what extent the reservation agreement is still in effect, either through the terms of the reservation agreement and any extensions thereto, or through the application of Dutch law. Finally, please tell us the rights you believe you have in the event the landowner refuses to further extend the reservation agreement, and the basis for any such belief.

3. Please disclose in the 12-month milestones section: the $5,313 lease expense, the explanation that you have provided in your response letter for why you believe you may not have to pay this expense until 2019 and that there is no guarantee that you will not have to pay this expense until 2019.

You may contact Melissa Gilmore at (202) 551-3777 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure